VIA EDGAR

February 8, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Keira Nakada

Linda Cvrkel

Re:	Renren Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2021

Filed May 2, 2022

File No. 001-35147

Dear Ms. Nakada and Ms. Cvrkel:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 13, 2023 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “Form 20-F”).

For the Staff’s convenience, each of the comments in the Comment Letter is reproduced and repeated below in bold italics, with the Company’s response set forth in regular font immediately thereafter. Capitalized terms used but not defined herein have the meanings given to them in the 20-F. In the responses below, page number references are to the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020, page 54

1.	Please address the following to help us further analyze your response to comment 4:

•	We note that Chime’s platform was launched under your ownership in 2016, while Trucker Path’s was purchased in 2017. Tell us how you considered the fact that the technologies underlying the SaaS are presumably different for Chime and Trucker Path in determining that the SaaS provided by Chime and Trucker are same or similar.

•	Provide an analysis to support your assertion that the economic characteristics of Chime and Trucker Path are similar. In this regard, you may provide revenues and gross profit and their respective trends for Chime and Trucker Path.

RESPONSE: We acknowledge the Staff’s comment related to segment reporting for Chime and Trucker Path. For the reasons discussed in the Company’s response to the Staff’s prior comment 4 in its letter to the Commission dated January 3, 2023, the Company considers Chime and Trucker Path as two separate operating segments that we historically aggregate for reporting purposes. We further advise the Staff that the Company did not begin internally reporting financial data on Chime and Trucker Path on a disaggregated basis until the fourth quarter of fiscal year 2021, concurrent with the onboarding of a dedicated marketing and sales senior management team for each of these two operating segments. For the fiscal year ended December 31, 2021, the Chief Operating Decision Maker (CODM) did not utilize segment-level financial statement information as key metric for decision making.

U.S. Securities and Exchange Commission

Beginning in fiscal year 2022, the CODM began utilizing segment-level financial information, specifically revenue, as a key metric for decision making. We will therefore present segment-level information about profit or loss in accordance with ASC 280-10-50-22 starting from our annual report on Form 10-K for the fiscal year ended December 31, 2022.

E. Critical Accounting Policies and Estimates

Valuation and Recognition of Share-Based Compensation Arrangements, page 6

2.	We note your response to comment 5. However, we note that your websites show that Chime offers Responsive CRM, Intelligent IDX, and Optimized Marketing and Trucker Path offers Trucker Path app, Trucker Path Dispatch, Trucker Path Command, and TruckLoads. Please disclose the disaggregated revenues for the various products you offer.

RESPONSE: We respectfully advise the Staff that the Company classifies its products based on the type of good or service being provided in accordance with ASC 606-10-55-91a. We internally report the performance of subscription services and advertising services for all operating entities, with total revenue being the key performance indicator for each entity.

We respectfully advise the Staff that none of the products identified in comment 2 is material for reporting purposes as only the core Chime and Trucker Path products account for more than 10% of our total revenue. Further, as of December 31, 2021, Trucker Path Dispatch did not exist and Trucker Path Command had not been commercially released and remains in beta release form. We will begin reporting subscription revenue and advertising revenue starting from our annual report on Form 10-K for the fiscal year ended December 31, 2022, and quarterly disclosures on Form 10-Q starting with fiscal quarter ending March 31, 2023. We will consider further modifications to our disaggregated revenue disclosures in future periodic reports if and when products or services become material.

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We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact me by phone at 480-335-8364 or via e-mail at chris.palmer@renrenus.com .

Sincerely,

/s/ Chris Palmer

Chris Palmer
Chief Financial Officer
Renren Inc.

cc:	Joseph Chen, Chairman of the Board of Directors and Chief Executive Officer, Renren Inc.

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